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S 17005235

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 21 2017
Washington DC
410

SEC FILE NUMBER
8-27663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Suite 510
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco (412) 391-7077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corporation, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Stacey Madison, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Stacey Madison 2/15/17
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mid Atlantic Capital Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated statement of financial condition of **Mid Atlantic Capital Corporation and Subsidiary** (the "Company"), a wholly owned subsidiary of Mid Atlantic Capital Group, Inc., as of December 31, 2016. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 13, 2017

MID ATLANTIC CAPITAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and Cash Equivalents	$ 4,139,720
Cash Segregated Under Federal and Other Regulations	14,445,520
Securities Owned - At Fair Value	11,073,689
Accounts Receivable	785,736
Receivable From Customers	10,029
Receivable From Mutual Fund Companies and Clearing Organizations	5,606,497
Deposits with Clearing Organizations	520,000
Prepaid and Other Assets	140,366
Total Assets	$ 36,721,557
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Payable to Customers	$ 14,471,183
Margin Liability Payable to Clearing Organization	8,070,889
Mutual Fund Rebate Payable	4,341,000
Securities Sold, Not Yet Purchased - At Fair Value	202,614
Payable to Parent Company	2,483,410
Accounts Payable, Accrued Expenses, and Other Liabilities	2,606,985
Total Liabilities	32,176,081
Stockholder's Equity	
Common Stock; $1 Par Value; 10,000 Shares Authorized; 750 Shares Issued and Outstanding	750
Additional Paid-In Capital	1,181,405
Retained Earnings	3,363,321
Total Stockholder's Equity	4,545,476
Total Liabilities and Stockholder's Equity	$ 36,721,557

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

The consolidated statement of financial condition of Mid Atlantic Capital Corporation and Subsidiary includes the accounts and balances of Mid Atlantic Capital Corporation and its wholly owned subsidiary, LPA Insurance Agency, Inc. All material intercompany transactions and balances have been eliminated in consolidation.

Mid Atlantic Capital Corporation was incorporated under the laws of the Commonwealth of Pennsylvania in December 1981. The Company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (the "Parent"), a Delaware corporation. The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). Thc Company has a nationwide customer base that includes institutional, corporate, and individual investors.

LPA Insurance Agency, Inc. was incorporated under the laws of the State of California in July 1998. The company provides insurance and investment related products and services principally to individuals.

The Company utilizes National Financial Services, LLC ("NFS"), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company also utilizes National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. As such, the Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated statement of financial condition of the Company is prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual balances could differ from those estimates.

Securities Transactions and Commissions

Proprietary securities transactions in regular-way trades are recorded on the settlement date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a settlement date basis. In the opinion of management, the differences in settlement datc versus trade date recording is not considered material to the consolidated financial statement.

Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement.*

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions (banks) and it's clearing organizations. Those organizations are located in Pennsylvania (financial institutions) and Massachusetts (clearing organizations). Accounts at the financial institutions are insured by the Federal Deposit Insurance Corporation. The cash accounts at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). NFS maintains insurance coverage in excess of the SIPC coverage. At times, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

Accounts Receivable

The Company provides an allowance for doubtful accounts. At December 31, 2016, in the opinion of management, all bad debts have been written off and no allowance was deemed necessary.

Margin Liability

In the normal course of business, the Company may borrow money from its clearing organization to purchase securities in its proprietary accounts. The borrowings are secured by the securities and bear interest at the short-term borrowing rate of the clearing organization.

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary of its Parent (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholder.

GAAP prescribes rules for recognition, measurement, classification, and disclosure in the consolidated financial statement of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the consolidated financial statement or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Subsequent Events Evaluation

The accompanying consolidated statement of financial condition includes an evaluation of events or transactions that have occurred after December 31, 2016 and through February 13, 2017, the date the consolidated financial statement was issued.

3 - FAIR VALUE

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices included within Level 1that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

3 - FAIR VALUE (CONTINUED)

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

U.S. Government Securities: U.S. government securities, including municipal securities, are normally valued using a model that incorporates market observable data, such as reported sales of similar securities, broker quotes, yields, bids, offers, and reference data. Certain securities are valued principally using dealer quotations. U.S. government securities are categorized in Level 1 or Level 2 of the fair value hierarchy, depending on the inputs used and market activity levels for specific securities.

U.S. Agency Securities: U.S. agency securities are composed of two main categories consisting of agency mortgage pass-through pool securities and collateralized mortgage obligations. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable to-be-announced security. Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. Agency mortgage pass-through pool securities and collateralized mortgage obligations are generally categorized in Level 2 of the fair value hierarchy.

Corporate Bonds: The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis differences between cash and derivative instruments. When position-specific external price data is not observable, fair value is determined based on either benchmarking to similar instruments or cash flow models with yield curves, bond, or single-name credit default spreads and recovery rates as significant inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Equity Securities: Equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

There have been no changes in the methodologies used at December 31, 2016.

At December 31, 2016, the Company's financial assets and liabilities consisted of cash segregated under federal and other regulations and trading securities.

3 – FAIR VALUE (CONTINUED)

The following are the classes of assets measured at fair value as of December 31, 2016, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

	Level 1	Level 2	Level 3	Total
Recurring Fair Value Measurements				
Assets				
Cash segregated under federal and other regulations	$ 14,445,520	$ -	$ -	$ 14,445,520
Securities Owned				
Federal and State Government Obligations	100,921	-	-	100,921
Municipal Obligations	-	10,939,143	-	10,939,143
Mutual Funds	29,195	-	-	29,195
Equity Securities	3,383	-	-	3,383
Corporate Obligations	-	1,047	-	1,047
	$ 14,579,019	$ 10,940,190	$ -	$ 25,519,209
Liabilities				
Securities Sold, Not Yet Purchased				
Federal and State Government Obligations	$ 102	$ -	$ -	$ 102
Municipal Obligations	-	70,954	-	70,954
Equity Securities	102,725	-	-	102,725
Certificates of Deposit	24,933	-	-	24,933
Corporate Obligations	-	3,900	-	3,900
	$ 127,760	$ 74,854	$ -	$ 202,614

There were no transfers between Level 1 and Level 2 during the year.

The clearing and depository operations of the Company's securities transactions are provided by NFS. At December 31, 2016, all securities owned, as reflected in the accompanying consolidated statement of financial condition, are positions with this broker.

The Company's proprietary securities transactions are recorded on a settlement date basis. All unsettled trades on December 31, 2016, were closed subsequent to December 31, 2016.

4 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $14,445,520 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash transactions. The receivables are collateralized by the underlying securities.

6 - RECEIVABLE FROM AND PAYABLE TO MUTUAL FUND COMPANIES AND CLEARING ORGANIZATIONS

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through NFS. The Company can also clear certain of its customer mutual fund transactions directly with the sponsoring mutual fund company.

At December 31, 2016, the net amount receivable from NFS and mutual fund companies consisted of the following:

Net Receivable from NFS:	
Proprietary Trading and Commissions Receivable	$ 1,497,572
Clearing and Execution Charges Payable	(232,075)
	1,265,497
Net Fees and Commissions Due from Mutual Fund Companies	4,341,000
	$ 5,606,497

7 - MARGIN LIABILITY PAYABLE TO CLEARING ORGANIZATION

As of December 31, 2016, the Company has a margin liability payable to NFS in the amount of approximately $8.1 million which is collateralized by approximately $10.9 million of securities owned by the Company.

8 - BORROWED FUNDS

The Company had bank commitments of $15 million at December 31, 2016 on a revolving line of credit, of which $10 million is restricted for use to cover the processing of mutual fund settlement. The line of credit is guaranteed by the Parent company. The agreement contains provisions for interest at the 30 day LIBOR rate (0.77% at December 31, 2016) plus 1.75%. The line of credit agreement is subject to periodic renewal and is due to expire in December 2017. There was no outstanding balance on the revolving line of credit at December 31, 2016.

9 - RELATED PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expenses consist of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office, and other expenses on its own behalf and on behalf of its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods.

On occasion, the Company receives from and/or advances funds to its Parent. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2016, the Company had a payable to its Parent in the approximate amount of $1.2 million, which is included under the caption "Payable to Parent Company" in the accompanying consolidated statement of financial condition.

The Company also has a payable to the Parent in the amount of $1.3 million dollar, in the form of a non-interest bearing, demand note.

Commissions and Fee Revenues

The Company provides services for a related party (a company under common ownership) for a fee. Approximately $305,600 was receivable at December 31, 2016. The receivable is included under the caption "Accounts Receivable" in the accompanying consolidated statement of financial condition.

Administrative Services

The Company provides mutual fund service fee collection services on behalf of a related party. As of December 31, 2016, approximately $3.4 million of the amounts recorded as "Receivable from Mutual Fund Companies and Clearing Organizations" and "Mutual Fund Fee Rebate Payable" in the accompanying consolidated statement of financial condition are due to this related party.

10 - CONSOLIDATED SUBSIDIARY

The following is a summary of certain financial information of the Company's wholly owned subsidiary, LPA Insurance Agency, Inc.

Total Assets	$ 173,135
Stockholder's Equity	$ 7,040

Principally all of the stockholder's deficit of the subsidiary is included as a reduction of capital in the consolidated computation of the Company's net capital, because the net assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

11 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2016, the Company's net capital under the uniform net capital rule was approximately $3.2 million, which exceeded the minimum capital requirements by approximately $2.1 million. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016, was 5.04 to 1.

12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, Collateralized by cash and securities in the customers' account. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchase, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledge on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

13 - COMMITMENTS AND CONTINGENCIES

Litigation, Claims and Assessments

The Company is named as a defendant in litigation. The matters are subject to many uncertainties, and the outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact, if any, with respect to these matters as of December 31, 2016. The Company believes the matters are without merit and intends to vigorously defend its positions.

Arbitration Settlement

The Company was named as a defendant in a customer arbitration case for alleged claims; and in 2016, the claimant was awarded damages and costs by a FINRA arbitration panel. The Company has filed a motion to vacate the award in U.S. District Court. The Company has recorded a $531,000 provision for loss (net of indemnification settlements from other parties to the matter), which has been charged to operations in 2016. Since the motion to vacate is pending and because the payments due from indemnifying parties will not be received until the matter in finally adjudicated, the final outcome of the award is subject to uncertainty, and could be a greater or lesser amount.